Mail Stop 3561

April 23, 2008

Kenneth R. Trammell
Executive Vice President and Chief Financial Officer
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

>   **Re: Tenneco Inc.**
>   **File No. 001-12387**
>   **Form 10-K: For the Fiscal Year Ended December 31, 2007**

Dear Mr. Trammell:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the fiscal year ended December 31, 2007

Selected Financial Data, page 33

1. Please change the title of your non-GAAP measure from EBITDA as the measure includes an adjustment for minority interest. For guidance, refer to question and answer 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures ("FAQ"), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

2. The answer to question 8 of the FAQ identifies disclosure that may be necessary when a non-GAAP performance measure excludes a recurring charge. (The answer to question 15 of the FAQ discusses the applicability of answer 8 to EBITDA.) Since your non-GAAP performance measure excludes a number of recurring charges, please consider expanding your disclosure consistent with the answer to question 8. We note your disclosure, but it seems to be overly broad and generic. Please provide us any revised disclosure that you intend to include in future filings.

Management's Discussion and Analysis, page 35

Cash Flows for 2007 and 2006, page 49

Operating Activities, page 50

3. Please (i) explain to us why one of your European subsidiaries and several of your Chinese subsidiaries receive negotiable financial instruments from certain of their OE customers in satisfaction of accounts receivable, (ii) quantify for us the amount of negotiable financial instruments that were held by your European and Chinese subsidiaries as of December 31, 2007, (iii) explain to us any risks inherent in receiving negotiable financial instruments, and (iv) consider, where appropriate, expanding your disclosure to address the information presented in your response.

Investing Activities, page 50

4. Please quantify for us and briefly describe the significant components of the $170 million in plant, property, and equipment you acquired during 2007.

Notes to the Consolidated Financial Statements, page 77

Note 7: Income Taxes, page 95

5. Please identify for us and disclose in MD&A the factors that caused the difference between the U.S. loss before income taxes and the foreign income before income taxes, as illustrated in the first table to note 7 of your consolidated financial statements.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief